NORSAT INTERNATIONAL INC. ISSUES COMMON SHARES UNDER ESOP

Vancouver, British Columbia – February 18, 2011 -- Norsat International Inc. (“Norsat" or the “Company”) (TSX: NII and OTC BB: NSATF), a leading provider of intelligent satellite solutions, has announced that it has issued and received consideration for 611,915 common shares (the “Private Placement”) in connection with its Employee Share Ownership Plan ("ESOP") offering announced January 27th, 2011.  The Private Placement was approximately 61% subscribed with participation from employees (including those from Sinclair), senior management and directors.

Norsat generated gross proceeds of US$348,792 and issued common shares at the price of US$0.57 or CAD$0.5698.  Norsat’s issued and outstanding share capital is now 58,362,532 common shares.

All of the common shares are subject to a four-month hold period which ends June 19, 2011. During this period, these securities cannot be traded nor are they freely transferable. Of the securities issued under the Private Placement, 74,329 common shares will be held in escrow until February 18, 2014.  The escrow requirement applies to employee shareholders resident in British Columbia, who have elected to receive tax credits under the Employee Investment Act (British Columbia). Employee shareholders may seek government approval for an early release from escrow upon the repayment of any tax credits received.

“The timing of our ESOP offering was impeccable, as we were able to open this opportunity to include our new employees at Sinclair. The ESOP offering is an opportune way to welcome these employees to the Norsat family and also enable them to participate in increasing their ownership of the Company” said Dr. Amiee Chan, Norsat's President and CEO.  "With the completion of our third ESOP offering, Norsat employees have demonstrated their commitment to the Company through the successful investment of approximately US$1.2 million since the ESOP was restarted in December 2006," added Chan.

About Norsat International Inc.

Norsat International Inc., founded in 1977, is a leading provider of broadband communication solutions that enable the transmission of data, audio and video in remote and austere environments. Norsat's products and services include microwave components, portable satellite systems, antennas, RF conditioning products, maritime solutions, wireless network solutions, and equipment financing. Through its Sinclair Division (www.sinctech.com), Norsat is now a leading provider of antenna and RF conditioning products, systems and coverage solutions for public safety, defense and private wireless networks. Norsat also provides engineering consulting to meet customers’ specific needs.  Additional information is available at www.norsat.com, via email at investor@norsat.com or by phone at 1-604-821-2808.

For further investor information, contact:

Dr. Amiee Chan

            Mr. Arthur Chin

President & CEO

            Chief Financial Officer

Tel: 604 821-2808

Tel: 604 821-2809

Email: achan@norsat.com

Email: achin@norsat.com

In the U.S.:

Adam P. Lowensteiner

Wolfe Axelrod Weinberger Assoc. LLC

Tel: (212) 370 4500

Email: adam@wolfeaxelrod.com